August 21, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (206) 467-3795

Mr. Rick R. Holley
President and Chief Executive Officer
Plum Creek Timber Company, Inc.
999 Third Avenue, Suite 4300
Seattle, Washington 98104-4096

>   **Re: Plum Creek Timber Company, Inc.**
>   **Definitive 14A**
>   **Filed March 27, 2007**
>   **File No. 1-10239**

Dear Mr. Holley:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 14

1.   You state on page 4 that the compensation committee has retained the firm of
        Towers Perrin as its advisor to assist the committee in discharging its
        responsibilities. We further note your references to "outside consultant"
        throughout the Compensation Discussion and Analysis. Please revise your
        disclosure to identify Towers Perrin throughout or otherwise identify each outside
        consultant. In addition, please disclose the material elements of the instructions
        or directions the compensation committee gave the consultant. See Item
        407(e)(3)(iii) of Regulation S-K.

2.   You state on page 14 that you considered compensation levels and practices
        among forest products companies, real estate companies and general industrials,
        but to account for differences in size, you use a subset of companies similar in
        size to Plum Creek from a revenue and market-capitalization perspective. Please
        revise your disclosure as noted below:

        •   Please expand your disclosure to identify the largest 15 real estate
                investment trusts within the Morgan Stanley REIT Index and the
                S&P companies with $1 billion–$5 billion in revenues that
                comprise the subset of companies.

        •   Please revise your disclosure to clarify whether the comparator
                groups or peer groups you reference on pages 20 and 23 refer to
                the subset of companies or all peer companies.

3.   You state on page 15 that "shareholder returns, along with corporate, business
        unit and individual performance, both short- and long-term, determine the largest
        portion of executive pay." We also note that annual incentive awards are earned
        based on performance metrics that are set at the beginning of the year. We further
        note your disclosure on page 24 that the actual FFO of the company was $530
        million or 100.6% of target. Please revise your disclosure to provide and quantify
        all the performance metrics, including the targets for shareholder returns as well
        as corporate, business unit and individual performance, both short- and long-term,
        as well as the measurable strategic objectives mentioned. Alternatively, provide
        on a supplemental basis a detailed explanation of why you believe that disclosure
        is not required because it would result in competitive harm such that the
        performance metrics could be excluded under Instruction 4 to Item 402(b). To the
        extent that that it is appropriate to omit specific goals, discuss how difficult it will
        be for the executives or how likely it will be for the registrant to achieve the target
        goals. Please see Instruction 4 to Item 402(b) of Regulation S-K. In addition,
        please explain how the 2006 FFO target relates to the other performance metrics.

4.   You state on page 18 that financial and strategic objectives are established each

year based on a business plan developed by management and that individual goals also are established for each named executive officer. Please expand your disclosure to identify the individual or individuals who set these individual goals. In addition, please clarify, if true, that your CEO makes individual bonus award determinations, which are then reviewed by the compensation committee.

5.   Throughout your Compensation Discussion and Analysis and as to each compensation element, provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. For example, on page 18, you state that base salary is established based on market median pay levels as well as individual experience and contributions, responsibilities and other factors. Analyze how the committee's consideration of all factors resulted in the amounts paid for each element and how that compared to the target median values or other benchmarks considered.

6.   You state on page 16 that you strive to create a compensation program that will be perceived as fair and equitable, both internally and externally, and that you consider the pay of the named executive officers relative to one another and relative to other members of the management team. Please expand your disclosure to discuss how the relative pay of the named executive officers is considered by the compensation committee or the CEO, as appropriate, in creating a fair and equitable compensation program. We note that total compensation for the CEO is approximately three times the amount as that of the next highly compensated named executive officer.

Retirement Benefits, page 21

7.   Please disclose whether the enhanced benefit payable to Mr. Holley is payable pursuant to one of the identified plans or whether there is a separate agreement with Mr. Holley regarding his retirement benefits. Also, briefly explain why the formula for computing the benefit for Mr. Holley was changed. We note your mention of a study on page 22.

8.   We note that the named executive officers listed on the chart on page 31 have different years of credited service under different plans. Please expand your disclosure to explain why an individual would have different years of credited service under different plans.

Severance and Other Termination Benefits, page 22

9.   We note the Stock Incentive Plan contains specific termination and change-in-control provisions that are triggered if a named executive officer is terminated by the company within one year following a change-in-control for any reason other than cause or if the named executive officer is to resign for good reason. In the

subsection "Termination Payments at December 31, 2006," please expand your disclosure to define "cause" and "good reason."

10.   We note the chart on page 33. Please consider providing the total compensation that would be payable to the named executive officers upon a triggering event.

Decisions by the Company Regarding 2006 Compensation, page 23

11.   We note that, in 2006, the committee considered recommendations from the CEO for changes in base pay, annual bonus for 2005 performance and long-term incentive grants (stock options, restricted stock units and value management awards) for each named executive officer and other executives and determined and approved the 2006 compensation package for the CEO. Please expand the disclosure relating to the CEO's crafting of compensation packages, including his own compensation package, as applicable. Please refer to Item 402(b)(2)(xv) of Regulation S-K.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Rick R. Holley
Plum Creek Timber Company, Inc.
August 21, 2007
Page 5

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3401 with any questions.

Sincerely,

Jennifer Gowetski
Attorney-Advisor